

ANNUAL REPORT
TriplePulse, Inc.
Santa Monica, CA 90405
trubrain.com

truBRAIN

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by TriplePulse, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.trubrain.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and

financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

The Company and its Business

Company Overview

TriplePulse Inc, dba TruBrain, is a human performance brand bringing high function food and beverage to mainstream consumers that deliver meaningful and measurable outcomes. In the cognitive category, TriplePulse is a Delaware corporation, incorporated on November 15, 2012, and our address is 3103 Neilson Way, Santa Monica, CA 90405. Our website is www.trubrain.com. The information available on or through our website is not a part of this Form C-AR.

TruBrain is a leading brand in high function "brain food", as the human brain runs best with bioactive nootropics supporting its metabolic process, measured by QEEG (Quantitative Electroencephalography) brain waves. TruBrain is also a leader in the Ketones category, with premium raw Ketones, as the body and brain run best with Ketones available as additional fuel source to glucose, measured by blood-Ketone level. We have been performing years of R&D for the expansion of our product line to include phytocannabinoids, including filed patents.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance for high function food, beverage, and nutrition that produce meaningful outcomes for consumers, measured by biomarkers. Aside from superior products, our brand reputation sets us apart, featuring our UCLA alum PhD neuroscientists, quantitative brainwave validation, and our high bar for selective product releases.

Competitors and Industry

We are in a business vertical that is fiercely competitive from a variety of sources, with many competitors in the market that are larger, more established, and possess greater resources than we do. Our future success will be largely dependent on our ability to produce quality products and services at competitive prices.

The high function food and beverage products industry is highly saturated, intensely competitive, and sensitive to international, national, and regional economic conditions. Numerous manufacturers and retailers compete actively for consumers. Similar products can be purchased in a wide variety of channels of distribution including conventional retail stores, club or membership retailers, specialty retail, and the internet. Additional national or international competitors could enter the market at any time and may seek to in the future.

At any given time our current or potential competitors may provide products or services comparable or superior to those provided by us, or may adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business.

The high function food and beverage industry increasingly relies on intellectual property rights. It is more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We have our own portfolio of intellectual property that we are always adding to, but we must acknowledge the potential for litigation surrounding intellectual property rights, whether that is defending our intellectual property or encountered in the avoidance of infringing on the intellectual property rights of others. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and could have a material adverse effect on our business, financial condition and operating results.

Intellectual Property

We currently hold a trademark on the name TruBrain in the United States and are currently working to extend this to Canada and in the other countries where our products will be either sold or distributed. The Company has access to filed patents held by the assignee, the CEO, for patents on several product innovations. These filings are under review by the USPTO. There are pending patents which are currently under the name of the CEO (Christopher Thompson) and not under the name of the company itself. However, the company has a signed agreement with the CEO that declares that the Company intends to acquire or license at a reasonable rate, the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) from the CEO. Therefore, the company will be able to use and utilize the patents effectively.

Current Stage and Roadmap

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. The Company's approach to new product development relies on the lean startup methodology, customer development, financial forecasting (e.g. unit GM hurdles, project-based income statement for cash required, and payback period) plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage and it's also necessary given our cash position. We do not believe in product development that assumes excessive or undue capital and customer demand risk by skipping a lean and iterative process. The Company is actively testing numerous exciting growth opportunities for demand, feasibility, projected hurdle rates, etc on these products in order of closer in to further out.

The Team

Officers and Directors

Name: Christopher Thompson
Christopher Thompson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO
Dates of Service: November 15, 2012 - Present
Responsibilities: a) Set the overall vision and strategy of the company and communicate it to all stakeholders; b) recruit, hire, and retain the very best talent for the company; c) capitalize the company per its goals; and d) lead and directly execute on select items of need, domain experience, etc.

Name: Arif Fazal
Arif Fazal's current primary role is with Blueberry Ventures. Arif Fazal currently serves as a Member of the Board of Directors for the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: August 13, 2015 - Present

Responsibilities: Member of the Board of Directors
Other business experience in the past three years:
• Employer: Blueberry Ventures
Title: Founder & Managing Director at Blueberry Ventures
Dates of Service: June 01, 2015 - Present
Responsibilities: Arif invests in and works with emerging and innovative food and beverage companies led by inspiring entrepreneurs and management teams and collaborates closely alongside similarly focused co-investors.

Name: Nicholas Drake
Nicholas Drake's current primary role is with T-Mobile. Nicholas Drake currently serves as a Member of the Board of Directors for the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: October 05, 2015 - Present
Responsibilities: Member of the Board of Directors
Other business experience in the past three years:
• Employer: T-Mobile
Title: Executive Vice President
Dates of Service: June 01, 2015 - Present
Responsibilities: Chief Innovator @ a New Confidential Initiative

Name: Josh Payne
Josh Payne's current primary role is with StackCommerce. Josh Payne currently serves as a Member of the Board of Directors for the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: August 11, 2015 - Present
Responsibilities: Member of the Board of Directors
Other business experience in the past three years:
• Employer: StackCommerce
Title: Founder & CEO
Dates of Service: June 01, 2011 - Present
Responsibilities: He is currently the Founder & CEO of StackCommerce, the leading native commerce platform helping online publishers to monetize and engage audiences through the integration of content and commerce.

Name: Seth DeGroot
Seth DeGroot's current primary role is with Brightstone Venture Capital. Seth DeGroot currently serves as a Member of the Board of Directors for the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: August 13, 2015 - Present
Responsibilities: Member of the Board of Directors
Other business experience in the past three years:
• Employer: Brightstone Venture Capital
Title: Partner
Dates of Service: December 01, 2012 - Present
Responsibilities: Specialties: financing and fund-raising, venture capital, valuation, early-stage product marketing and design, early-stage operations

Previous Offerings

In 2019, the Company sold 2,969,039 shares of Non-Voting Common Stock in exchange for $0.36 per share under Regulation Crowdfunding.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing intellectual property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns, or has filed for, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a

sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products are dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TruBrain or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology.

Any disruptions of services or cyber- attacks either on our technology provider or on TruBrain could harm our reputation and materially negatively impact our financial condition and business.

Supply Chain Disruptions
Our business, financial condition or results of operations may be adversely affected by increased costs, disruption of supply or shortages of raw materials, energy, water and other supplies. We and our business partners use various raw materials, energy, water and other supplies in our business.

Governmental Regulations
Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of TruBrain's product may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a certain product and therefore your investment in the Company may be affected.

Our results of operations are subject to variable influences and intense competition.
Our company is sensitive to changes in consumer spending patterns, consumer preferences, and overall economic conditions. We are also subject to food and beverage trends affecting the desirability of our products. In addition to competing with other direct-to-consumer food and beverage companies, we face competition from a broad range of retailers, many of which have greater financial resources than we do.

Competitors may be able to call on more resources than us.
While we believe that the company is unique, there may be other ways to deliver high function nootropic food and beverage validated by science. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than we are, which would give them a significant advantage. This would particularly be the case if a major food and beverage manufacturer or retailer were to enter the market.

We may not be able to respond to consumer trends.
Demand for our products may be adversely affected by changes in consumer preferences or any inability on our part to innovate or market our products effectively, and any significant reduction in demand could adversely affect our business, financial condition or results of operations. We are a food and beverage company operating in highly competitive categories and markets. To generate revenues and profits, we rely on continued demand for our products and therefore must sell products that appeal to our customers and consumers. In general, changes in consumption in our product categories or consumer demographics could result in reduced demand for our products. Demand for our products depends in part on our ability to anticipate and effectively respond to shifts in consumer trends and preferences, including increased demand for products that meet the needs of consumers who are interested in biohacking, productivity, self-improvement, and long term cognitive and physical health and wellness.

We rely on our third-party logistics company.
All of our product is stored and shipped out of our third-party logistics provider. If there was a catastrophic event that resulted in a facility shut down or damaged goods, we would be unable to ship orders for a period of time. Additionally, we may be forced to renegotiate our contract and our rates, which could hamper our gross margin and potentially force us into searching for a new warehousing and fulfilment partner.

Supply Chain Disruptions
Our business, financial condition or results of operations may be adversely affected by increased costs, disruption of supply or shortages of raw materials, energy, water and other supplies. We and our business partners use various raw materials, energy, water and other supplies in our business.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause our operating results and financial condition to suffer.

Fluctuations in the price, availability and quality of the key ingredients or other raw materials of our manufactured products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials in our products may fluctuate significantly, depending on many factors. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Company's pending patent applications are currently under the name of the CEO
rather than the company

The company's pending patent applications are currently under the name of the CEO and not under the name of the company itself. However, the company has a signed agreement with the CEO that declares that the assignee (the company) intends to acquire or license at a reasonable rate, the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) from the Assignor (the CEO).

Convertible notes currently in default

The Company currently has convertible notes that are past maturity and thus in default. Although the Company has achieved cash flow breakeven in 2019 on a cash-basis, which has not had a CPA review and is based on GAAP methods, the ability of the Company to continue is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities	Type of Security	Percentage Owned
Christopher Thompson	30,000,000	Common Stock	57.10

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-B Preferred Stock, Warrants, and Convertible Notes. The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of

TriplePulse's Restated Certificate and bylaws, as amended. For a complete description of TriplePulse's capital stock, you should refer to the Restated Certificate and bylaws, and amendments of the company and to the applicable provisions of Delaware law, including the Delaware General Corporation Law ("DGCL").

	Authorized	Issued & Outstanding	Fully diluted
Common	100,000,000	45,179,194	51,968,144
Series Seed Preferred	66,666	66,666	66,666
Series Seed-B Preferred	43,750	41,667	41,667
Common Warrant			211,350
W Warrants			2,083
Stock Plan - 1 grant			250,000
Totals	100,110,416	45,287,527	52,539,910

Common Stock

The amount of common stock authorized is 100,000,000 with a total of 45,179,194 outstanding.[1]
[1]In 2019, the Company failed to file notice in a timely manner with an Amendment to the Certificate of Incorporation of the Company to effect a stock split and specify the number of shares of common stock of the Company that the Company is authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Results of Operations

Circumstances which led to the performance of financial statements:

TruBrain is a human performance brand bringing high function food, beverage, and nutrition to mainstream consumers that deliver meaningful and measurable outcomes. Net Revenue was $1,866,525 for the fiscal year of 2019 and $2,749,415 for the fiscal year of 2018. In mid 2018, when we were pacing for a ~$5m revenue run rate and 60% YoY growth, our Company determined the best thing we could as a DTC brand was to achieve profitability instead of following an ethos of "growth at all costs", given the public market reaction to unprofitable DTC brands. Given the Company's charter to achieve profitability, we currently focus on net income to evaluate our operating performance and financial position. Our net income for 2019 was $-25,180, a YoY increase of $556,705, as compared to net income of $-581,885 for 2018. We also significantly reduced our liabilities by converting outstanding notes from the result of our successful fundraising.

Gross profit was 55.39% for the fiscal year of 2019 and 39.39% for the fiscal year of 2018, representing a ~16 percentage point improvement in our gross profit. We closely monitor average selling prices and manufacturing costs as they relate to other comparable product offerings in the market and strive to achieve a gross margin greater than 50%. Cost of goods sold in 2019 were $ 832,632 and $1,666,360 in 2018.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance - one that produces meaningful outcomes for consumers, measured by biomarkers. Aside from superior products, our brand reputation sets us apart from the competition featuring our PhD neuroscientists from UCLA, quantitative brainwave validation, and our high bar for selective product releases.

In the Nootropics category, we have the highest function ready-to-drink beverages, bars, and supplements with our unique blend of bioactive nootropics. In the Ketones category, we believe our ketones supplements offer customers the best value on the market with the ideal mix of electrolytes and raw, premium ketone ester, an easily absorbed format.

The Company's process approach to product development is to apply the lean methodology to packaged goods, which is a labor intensive, but very efficient and rewarding process that fuels rapid growth not possible in traditional CPG distribution and S&OP planning. We have gone through various iterations on our drinks product line to optimize primarily around the variables of a) taste; b) speed of action and absorption; and c) efficacy. We operate in the range that meets our core brand principles of high function, long term safety and sustainability, and approachability in food and beverage products.

In 2019, we continued to execute on several important investments we feel are the right thing for the business. One, expand the TruBrain brand into emerging categories where we can deliver genuine outcomes for customers to improve our unit economics. Two, improve our ability to retain customers by reformatting the cognitive lineup with more affordable formats meant to improve the customer journey. Three, reduce our reliance on sole suppliers in key parts of our operations. We seek to onboard and expand to additional suppliers that can support our growth and stringent quality and operational standards. Our operations in 2019 (and ongoing operations) were optimized to be able to afford to make these investments under the constraints of our cash position, with the goal optimizing for profitability.

Our focus is on optimizing our core customer economics within the constraints of our cash position for our current and upcoming product lineup. Of note, this includes scaling our Ketones product line and further optimizing our core Nootropics business. We plan to apply our disciplined operations and lean operating process to win in product categories with larger total addressable market sizes and high growth rates, where we determine that our brand is well positioned to compete and garner market share.

In the marketing function, we plan to focus our marketing and advertising resources on growing the customer acquisition channels that performed best for us in recent quarters. These include focusing more of our team's efforts on paid social media marketing, email, partnerships, and content marketing. Customer data analytics remains a key component in how we run the marketing function. We have continued to make improvements in this area and this should result in more efficient marketing spend and improved customer loyalty, through both online and offline channels. Our business model relies on the continued growth and success of existing products, as well as the testing of new products. Our product team has been tasked with growing our product range, quality, and margin by engaging directly with customers as the heart of the innovation process. The Company's approach to new product development centers on the lean startup methodology, customer development, financial forecasting, plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage. We do not believe in product development that assumes excessive upfront capital risk or customer demand from the temptation of rushing or skipping a lean and iterative Process.

Customer service continues to be a main focus for the business as we seek to provide our customers with the same level of response and services as they are able to get with our peer direct-to-consumer brands in various product categories. We plan to continue this focus in 2020, which will include technical enhancements meant to improve our team's efficiency and allow them to service customers better and faster.

Our preference is to use best in class, off-the shelf ecommerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities for the Company (e.g. acquisition, marketing, product development). The Company retains consistent contracting relationships with affordable and effective full stack and front end developers; we have relationships that can scale well by adding to their scope of work. The Company has vetted and cultivated relationships with external developers over the course of over 5 years that puts us both in a flexible and competent position to scale.

Brand will play a significant role in building and improving loyalty, by strengthening the emotional connection with customers and shaping their experience with our products. By investing in building a reliable, credible brand that speaks to the early majority audience, we can position ourselves for long-term category leadership and customer loyalty.

Historical results and cash flows

The Company's main focus is to continue to grow our product range and optimize our existing best sellers so that we can increase average order value, repeat customer purchase rate, and gross profit. One of the main ways of addressing these is to enter into new categories which have far larger market sizes than our current offerings. We have honed our operations and capabilities internally in emerging categories, which require a high degree of customer education and support. We plan to leverage these processes, skills, and overall operating capability in larger markets. We expect to take advantage of cross sell opportunities in larger markets such as cannabidiol, personalized vitamins, cellular aging, and others. We believe that a large and more efficient product matrix coupled with a manufacturing competency will help us finance our growth to lead to higher average order values, conversion from trials to subscribers, and higher repeat customer revenues in 2019 and 2020.

Additionally, the Company plans to improve product affordability and margins, by having a more responsive and efficient supply chain. We aim to produce the highest quality food, beverage and nutrition products for the most competitive price in order to pass the savings onto our customers. With that in mind, we will spend much of 2020 focusing on improving our relationship and deal terms with current and new manufacturers that will be able to not only produce alternative formats or our same product formulas, but also help us expand into new product formats and categories. Finally, quality control will be a continued focus for the Company, as we seek to build best in class quality control and production capabilities, to lower our rate of wastage during the production process, ensuring we have a higher yield of the highest quality products at our distribution centers.

The Company has been working under the most lean and stringent just in-time inventory management over the Company's history. Additional cash buffer makes the role much easier on the current core team, and provides an additional buffer of inventory levels so that we can accommodate surges in growth without outages. We have managed over four different product lines at a given time through an exceptional process.

Liquidity and Capital Resources

As of December 31, 2019, the current cash and cash equivalents were $783,147 with current liabilities of 166,335. The Company has a line of credit with American Express for $24,900. There are no other current sources of capital for the Company.

Indebtedness

• Creditor: Blueberry Ventures I, L.P.
Amount Owed: $573,808
Interest Rate: 5. 0%
Maturity Date: July 02, 2017
Automatic conversion into equity with a qualified financing over $1.5 million

• Creditor: Brightstone Venture Capital Fund, LP
Amount Owed: $341,507
Interest Rate: 5.0%
Maturity Date: May 05, 2017
Automatic conversion into equity upon qualified financing over $1.5 million

• Creditor: 500 Startups III, L.P.
Amount Owed: $236,274
Interest Rate: 5.0%
Maturity Date: July 02, 2017
Automatic conversion into equity upon qualified financing over $1.5 million

Related Party Transactions

• Name of Entity: Brightstone Ventures
Names of 20% owners: David Dalvey, Patrick O'Shaughnessy, Seth DeGroot
Relationship to Company: Director
Nature/ amount of interest in the transaction: Convertible note holder
Material Terms: Please see material terms in the convertible notes section.

• Name of Entity: Blueberry Ventures
Names of 20% owners: Arif Fazal
Relationship to Company: Director
Nature/ amount of interest in the transaction: Convertible note holder
Material Terms: Please see material terms in the convertible notes section.

OTHER INFORMATION

The Company has complied and is in compliance with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Disqualification
No disqualifying events have been recorded with respect to the company or its officers or directors.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S.
securities laws.

EXHIBITS

Exhibit A Financial Statements

EXHIBIT A

Financial Statements

TripplePulse, Inc. dba TruBrain

Balance Sheet

December 31, 2019 and 2018

(unaudited)

Assets		December 31, 2019		December 31, 2018
Current assets				
Cash and cash equivalents	$	783,147	$	185,965
Inventories		292,858		173,319
Total current assets		1,076,005		359,284
Total assets	$	1,076,005	$	359,284
Liabilities and stockholders' equity				
Current liabilities:				
Accounts and accrued expenses	$	54,401	$	80,825
Accrued interest		628,854		431,330
Short-term unearned revenue		29,333		29,859
Total current liabilities		712,588		542,014
Convertible notes payable, noncurrent		1,455,000		1,455,000
Total liabilities		2,167,588		1,997,014
Commitments and contingent liabilities				
Stockholders' equity:				
Preferred stock Series A, 66,667 shares issued and outstanding at December 31, 2019 and 2018		67		67
Preferred stock Series B, 41,667 shares issued and outstanding at December 31, 2019 and 2018		41		41
Common Stock, 45,179,194 and 798,331 shares issued and outstanding at December 31, 2019 and 2018, respectively		4,518		80
Additional paid-in capital		1,467,825		402,262
Capital Raise Receivable		(258,969)		-
Accumulated other comprehensive income		(239,705)		
Accumulated deficit		(2,065,360)		(2,040,180)
Total stockholders' equity		(1,091,583)		(1,637,730)
Total liabilities and stockholders' equity	$	1,076,005	$	359,284

TripplePulse, Inc. dba TruBrain

Statements of Operations

For the years ended December 31, 2019 and 2018

(unaudited)

	December 31, 2019	December 31, 2018
Sales, net	$ 1,866,525	$ 2,749,416
Cost of goods sold	832,632	1,666,360
Gross profit	1,033,893	1,083,056
Other operating expenses		
Selling, general, & administrative expenses		
Marketing & Advertising	200,338	510,755
Professional services	121,913	214,739
Wages	361,325	404,440
Other general expenses	177,173	355,406
Total operating expenses	860,749	1,485,340
Non-operating expenses		
Interest expense	197,524	178,801
Total non-operating expenses	197,524	178,801
Income (loss) from continuing operations before income tax expense	(24,380)	(581,085)
Income tax expense	800	800
Net income (loss)	$ (25,180)	$ (581,885)
Earnings per share:		
Basic	$ (0.00)	$ (0.73)

TripplePulse, Inc. dba TruBrain

Statements of changes in stockholders' equity

For the years ended December 31, 2019

(unaudited)

| | Preferred Stock | | | | Common Stock | | Additional | Accumulated | Accumulated Other comprehensive | Total Stockholders' |
| | Series A | | Series B | | | | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Income	Equity
Balance on December 31, 2017	66,667	$ 67	41,667	$ 41	798,331	$ 80	$ 402,262	$(1,458,295)		$(1,055,845)
Net income (loss)								(581,885)		(581,885)
Balance on December 31, 2018	66,667	67	41,667	41	798,331	80	402,262	(2,040,180)		(1,637,730)
Common shares issued - new issuance					44,380,863	4,438	806,594			811,032
Fundraising costs on new issuance									(239,705)	(239,705)
Net income (loss)								(25,180)		(25,180)
Balance on December 31, 2019	66,667	$ 67	41,667	$ 41	45,179,194	$4,518	$ 1,208,856	$(2,065,360)	$ (239,705)	$(1,091,583)

TripplePulse, Inc. dba TruBrain

Statements of Cash Flows

For the Years ended December 31, 2019 and 2018

(unaudited)

	December 31, 2019	December 31, 2018
Cash flows from operating activities:		
Net income (loss)	$ (25,180)	$ (581,885)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Inventory obsolescence impairment	6,651	(1,784)
Changes in operating assets and liabilities:		
Inventory	(126,190)	282,132
Accounts payable and accrued expenses	(26,424)	(14,195)
Deferred revenue	(526)	(5,847)
Net cash provided (used in) operating activ	(171,669)	(321,579)
Cash flows from financing activities:		
Accrued interest	197,524	178,801
Payments of fund raising costs	(239,705)	
Proceeds from issuance of common stock	811,032	
Net cash provided by (used in) financing ac	768,851	178,801
Cash and cash equivalents and restricted cash:		
Net change during the period	597,182	(142,778)
Balance, beginning of period	185,965	328,743
Cash and cash equivalents, ending	$ 783,147	$ 185,965
Supplemental cash flow information:		
Cash paid during the period for income taxes	$ 800	$ 800

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Chris Thompson
(Signature)

Chris Thompson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.